SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

New Source Energy Partners L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

64881E 109

(CUSIP Number)

Kristian B. Kos

914 North Broadway, Suite 230

Oklahoma City, Oklahoma 73102

(405) 272-3028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. 64881E 109	Page 2 of 10

1	Name of Reporting Person New Source Energy Corporation
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power 1,125,500(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power: 1,125,500(1)
11	Aggregate Amount Beneficially Owned by each Reporting Person: 1,125,500(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 15.7%(2)
14	Type of Reporting Person CO

(1)	New Source Energy Corporation (“NSEC”) also owns 2,205,000 subordinated units representing limited partner interests in New Source Energy Partners L.P. (the “Partnership”). The subordinated units may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”).
(2)	The calculation is based on a total of 7,187,545 common units outstanding as of October 4, 2013. Includes 414,045 common units to be delivered by the Partnership to Scintilla, LLC (“Scintilla”) in November 2013 pursuant to the October Contribution Agreement by and between the Partnership and Scintilla, dated October 4, 2013.

CUSIP No. 64881E 109	Page 3 of 10

1	Name of Reporting Person Scintilla, LLC
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Oklahoma
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,390,545
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,390,545
	10	Shared Dispositive Power: 0
11	Aggregate Amount Beneficially Owned by each Reporting Person: 1,390,545
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.3% (2)
14	Type of Reporting Person OO

(2)	The calculation is based on a total of 7,187,545 common units outstanding as of October 4, 2013. Includes 414,045 common units to be delivered by the Partnership to Scintilla in November 2013 pursuant to the October Contribution Agreement by and between the Partnership and Scintilla, dated October 4, 2013.

CUSIP No. 64881E 109	Page 4 of 10

1	Name of Reporting Person David J. Chernicky
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,524,295 (1)
	8	Shared Voting Power 1,125,500 (2)
	9	Sole Dispositive Power 1,524,295 (1)
	10	Shared Dispositive Power: 1,125,500 (2)
11	Aggregate Amount Beneficially Owned by each Reporting Person: 2,649,795
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.9% (3)
14	Type of Reporting Person IN

(1)	Consists of 133,750 restricted common units awarded pursuant to the Partnership’s Long-Term Incentive Plan (“LTIP”) and 1,390,545 common units beneficially owned by Scintilla. Mr. Chernicky owns 100% of the outstanding membership interests in Scintilla.
(2)	David J. Chernicky may be deemed to share voting and dispositive power over the 1,125,500 common units held by NSEC; thus, he may also be deemed to be the beneficial owner of these securities (See Item 5).
(3)	The calculation is based on a total of 7,187,545 common units outstanding as of October 4, 2013. Includes 414,045 common units to be delivered by the Partnership to Scintilla in November 2013 pursuant to the October Contribution Agreement by and between the Partnership and Scintilla, dated October 4, 2013.

The reporting persons named in Item 2 below are hereby jointly filing this Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) because, due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own some of the same securities directly or indirectly acquired from the Partnership (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D, a copy of which is annexed as Exhibit A to Amendment No. 1 (as defined below).

This Amendment No. 2 amends and supplements the information provided in the Schedule 13D (the “Original Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) by NSEC and David J. Chernicky on February 21, 2013, as amended by a Schedule 13D/A (the “Amendment No. 1” and, together with the Original Schedule 13D, the “Schedule 13D/A”) filed with the Commission on April 4, 2013 by NSEC, David J. Chernicky and Scintilla. As described herein, the primary purpose of this Amendment No. 2 is to adjust the ownership interest amounts of Scintilla and David J. Chernicky pursuant to the October Contribution Agreement (as defined below) entered into on October 4, 2013.

Item 1. Security and Partnership.

No modification is made to Item 1 of the Schedule 13D/A.

Item 2. Identity and Background

No modification is made to Item 2 of the Schedule 13D/A.

Item 3. Sources and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D/A is hereby amended by adding the following information:

Pursuant to a Contribution Agreement, dated as of October 4, 2013, by and between the Partnership and Scintilla (the “October Contribution Agreement”), the Partnership paid $5 million in cash to Scintilla at closing and agreed to issue 414,045 common units representing limited partner interests in the Partnership to Scintilla in November 2013 in exchange for certain oil and gas properties located in the Southern Dome field in Oklahoma County, Oklahoma.

References to, and descriptions of, the October Contribution Agreement as set forth in this Item 3 are qualified in their entirety by reference to the October Contribution Agreement filed as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on October 10, 2013, which is incorporated in its entirety in this Item 3.

Item 4. Purpose of Transaction

The introductory paragraph of Item 4 of the Schedule 13D/A is hereby amended and restated in its entirety as follows:

NSEC and Scintilla (the “Contributing Parties”) acquired the common units reported herein solely for investment purposes as consideration for the properties contributed to the Partnership pursuant to the 2013 Contribution Agreements and the October Contribution Agreement. The Contributing Parties may make additional purchases of common units either in the open market or in private transactions depending on the Contributing Parties’ businesses, prospects and financial conditions, the market for the common units, general economic conditions, stock market conditions and other future developments.

Item 5. Interest in Securities of the Partnership.

Item 5 of the Schedule 13D/A is hereby amended and restated in its entirety as follows:

(a) - (b) The aggregate number and percentage of shares of units beneficially owned by the Reporting Persons (on the basis of a total of 7,187,545 common units issued and outstanding as of October 4, 2013) are as follows:

NSEC

(a) Amount beneficially owned: 1,125,500 common units             Percentage: 15.7%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: 1,125,500 common units

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 1,125,500 common units

(c) NSEC received 348,000 common units in exchange for the grant of certain oil and gas properties to the Partnership pursuant to the NSEC Contribution Agreement, dated March 29, 2013, between NSEC and the Partnership.

Scintilla

(a) Amount beneficially owned: 1,390,545 common units             Percentage: 19.3%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 1,390,545 common units

ii.	Shared power to vote or to direct the vote: 0

iii.	Sole power to dispose or to direct the disposition of: 1,390,545 common units

iv.	Shared power to dispose or to direct the disposition of: 0

(c) Scintilla received 976,500 common units in exchange for the grant of certain oil and gas properties to the Partnership pursuant to the Scintilla Contribution Agreement, dated March 29, 2013, between Scintilla and the Partnership and will receive 414,045 common units in November 2013 pursuant to the October Contribution Agreement.

David J. Chernicky

(a) Amount beneficially owned: 2,649,795 common units             Percentage: 36.9%

(b) Number of shares to which the Reporting Person has:

i.	Sole power to vote or to direct the vote: 1,524,295 common units

ii.	Shared power to vote or to direct the vote: 1,125,500 common units

iii.	Sole power to dispose or to direct the disposition of: 1,524,295 common units

iv.	Shared power to dispose or to direct the disposition of: 1,125,500 common units

(c) In addition to the acquisition of beneficial ownership of the common units described in Item 3 above, David J. Chernicky received a grant of 133,750 restricted common units pursuant to an award made under the LTIP by the Board of the General Partner upon the closing date of the IPO.

(d) David J. Chernicky owns 100% of the outstanding membership interests in Scintilla and is deemed to be the beneficial owner of the 1,390,545 common units received by Scintilla pursuant to the Scintilla Contribution Agreement and the October Contribution Agreement. David J. Chernicky may be deemed to share voting and dispositive power over, and may be deemed to be the beneficial owner of, the 348,000 common units received by NSEC pursuant to the NSEC Contribution Agreement.

(e) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective common units reported by such persons on the cover pages of this Amendment No. 2 and in this Item 5. See Schedule 1 for the information applicable to the Covered Persons. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, common units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Persons.

(f) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Partnership.

No modification is made to Item 6 of the Schedule 13D/A.

Item 7. Material to be Filed as Exhibits.

Exhibit A

Contribution Agreement, dated as of October 4, 2013, by and between New Source Energy Partners L.P. and Scintilla, LLC (attached as Exhibit 2.1 to the Partnership’s Current Report on Form 8-K (File No. 001-35809) filed with the Commission on October 10, 2013 and incorporated herein by reference).

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2013

NEW SOURCE ENERGY CORPORATION

By:	/s/ Kristian B. Kos
Name:	Kristian B. Kos
Title:	President and Chief Executive Officer

SCINTILLA, LLC

By:	/s/ David J. Chernicky
Name:	David J. Chernicky
Title:	Owner

DAVID J. CHERNICKY

/s/ David J. Chernicky
David J. Chernicky, Individually

Schedule I

The following sets forth the name, business address, and present principal occupation and citizenship of each manager, executive officer and controlling person of New Source Energy Corporation.

Directors of New Source Energy Corporation

Kristian B. Kos

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Director

Citizenship: Ireland

David J. Chernicky

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Chairman of the Board of Directors

Citizenship: United States

Kevin A. Easley

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Director

Citizenship: United States

V. Bruce Thompson

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Director

Citizenship: United States

Executive Officers of New Source Energy Corporation

Kristian B. Kos

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: President and Chief Executive Officer

Citizenship: Ireland

David J. Chernicky

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Senior Geologist

Citizenship: United States

Richard D. Finley

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Chief Financial Officer and Treasurer

Citizenship: United States

Carol T. Bryant

c/o New Source Energy Corporation, 914 North Broadway, Suite 230, Oklahoma City, Oklahoma 73102

Principal Occupation: Senior Engineer

Citizenship: United States